

SEC

16013072

SEC Processing Section
FEB 29 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Professionals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16414 San Pedro Ave., Ste. 150
(No. and Street)

San Antonio	Texas	78232
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay McAnelly — 210-308-8800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. D. Harrison, CPA
(Name – *if individual, state last, first, middle name*)

P. O. Box 65076	San Antonio	Texas	78265-5076
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jay McAnelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Professionals, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



YVONNE G. MALDONADO
Notary Public, State of Texas
My Commission Expires
August 21, 2018

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PROFESSIONALS, INC.
Contents
December 31, 2015

R. D. Harrison, CPA

Certified Public Accountant

Member American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

I have audited the accompanying statement of financial condition of Investment Professionals, Inc. as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of Investment Professionals, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Professionals, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Investment Professionals, Inc.'s financial statements. The supplemental information is the responsibility of Investment Professionals, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the Computation of Aggregate Indebtedness and Net Capital Under Rule 1.5c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.



R. D. Harrison, CPA
San Antonio, Texas

February 25, 2016

P.O. Box 65076 – San Antonio, Texas 78265-5076 – (210) 545-3075 – FAX (210) 495-8061

INVESTMENT PROFESSIONALS, INC.
Statement of Financial Condition
December 31, 2015 and 2014

ASSETS

	2015	2014
Cash and cash equivalents	$5,124,475.	$ 5,449,445.
Investment securities	24,891.	99,774.
Accounts receivable – clearance and commissions	1,858,488.	1,458,756.
Accounts receivable - other	933,124.	1,779,640.
Prepaid expenses and deposits	854,354.	898,998.
Furniture and equipment, net of accumulated depreciation of $3,140,279 in 2015 and $2,918,145 in 2014	387,355.	453,255.
Total assets	$ 9,182,687.	$ 10,139,868.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
Liabilities:		
Accounts payable and accrued expenses	$ 1,496,122.	$ 2,560,528.
Commissions payable	2,258,317.	2,334,115.
Short positions	24,763.	13,370.
Total Liabilities	3,779,202.	4,908,013.
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, $0.10 par value - Authorized 100,000 shares; issued and outstanding: 11,400 shares	1,140.	1,140.
Paid-in capital	372,871.	372,871.
Retained earnings	5,029,474.	4,857,844.
Total stockholders' equity	5,403,485.	5,231,855.
Total liabilities and stockholders' equity	$ 9,182,687.	$ 10,139,868.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Income
Years Ended December 31, 2015 and 2014

	2015	2014
Revenue:		
Commissions - Securities	$ 28,380,420.	$ 27,277,924.
Commissions - Insurance	21,734,638.	22,842,301.
Advisory Fees	7,776,163.	7,095,583.
Other	1,821,919.	1,953,343.
Total Revenue	59,713,140.	59,169,151.
Clearing Charges and Commission Expense	42,345,024.	40,948,425.
Net Revenue	17,368,116.	18,220,726.
Expenses:		
Compensation and Benefits	7,003,028.	7,124,768.
Other	5,330,312.	5,224,169.
Total Expenses	12,333,340.	12,348,937.
Net Income	$ 5,034,776.	$ 5,871,789.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Stockholders' Equity
Years Ended December 31, 2015 and 2014

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2014	$ 1,140.	$ 372,871.	$ 4,749,839.	$ 5,123,850.
Net Income	-	-	5,871,789.	5,871,789.
Dividend	-	-	(5,763,784)	(5,763,784)
Balance December 31, 2014	1,140.	372,871.	4,857,844.	5,231,855.
Net Income			5,034,776.	5,034,776.
Dividend	-	-	(4,863,146)	(4,863,146)
Balance December 31, 2015	$ 1,140.	$ 372,871.	$5,029,474.	$5,403,485.

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
Years Ended December 31, 2015 and 2014

Subordinated liabilities, January 1, 2014	$ -
Subordinated liabilities, December 31, 2014	$ -
Subordinated liabilities, December 31, 2015	$ -

See notes to financial statements.

INVESTMENT PROFESSIONALS, INC.
Statement of Cash Flows
Years Ended December 31, 2015 and 2014

	2015	2014
OPERATING ACTIVITIES:		
Net income	$ 5,034,776.	$ 5,871,789.
Adjustments to reconcile net income to net cash used by operating activities -		
Depreciation	222,134.	244,449.
(Increase) Decrease in receivables	446,784.	(913,342)
(Increase) Decrease in prepaids	44,644.	81,654.
Increase (Decrease) in payables	(1,140,204)	1,430,932.
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,608,134.	6,715,482.
INVESTING ACTIVITIES:		
(Purchase)/Sale of investment securities - net	86,276.	653,687.
Purchase of furniture and equipment	(156,234)	(116,008)
NET CASH USED BY INVESTING ACTIVITIES	(69,958)	537,679.
FINANCING ACTIVITIES:		
Dividend	(4,863,146)	(5,763,784)
NET CASH USED BY FINANCING ACTIVITIES	(4,863,146)	(5,763,784)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(324,970)	1,489,377.
Cash and cash equivalents at beginning of year	5,449,445.	3,960,068.
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,124,475.	$ 5,449,445.
Interest cost paid in cash	$ -	$ -
Federal income taxes paid in cash	$ -	$ -

See notes to financial statements.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Investment Professionals, Inc. (a wholly-owned subsidiary of Investment Holdings Corporation) is a Texas corporation formed in 1992, for the purpose of conducting business as a broker/dealer in securities. The Company serves primarily individual and institutional customers in Alabama, Arkansas, Colorado, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Massachusetts, Michigan, Mississippi, Missouri, New Mexico, New Jersey, New York, North Carolina, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Utah, West Virginia and Wisconsin.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Securities Transactions and Trade Date Basis Securities Purchases: Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash Equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company invests its excess cash in money market funds.

Investment Securities: Investment securities are classified as "available for sale" and carried in the financial statements at fair value. Realized and unrealized gains and losses, determined using the specific identification method, are included in earnings.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Financial Assets and Liabilities: Fair value for the Company's Financial Assets and Liabilities is determined using the methodology and hierarchy established by Generally Accepted Accounting Principles. The hierarchy established by GAAP prioritizes the inputs for valuation. The three levels of input are:

- Level 1 – Unadjusted quoted price in active markets for identical assets and liabilities.
- Level 2 – Observable inputs other than quoted prices that can be applied either directly or indirectly. These inputs may include quoted prices for similar assets, interest rates, prepayment speeds, credit risk, yield curves, default risk and similar data.
- Level 3 – Unobservable inputs, to the extent observable inputs are not available, representing Management's assumptions about assumptions a market participant would use in valuing the asset or liability and would be based upon the best information available.

All of the Company's investment securities and short-positions are valued using the Level 1 input or the Level II input. Level II prices are obtained from independent, third-party valuation/pricing services.

Furniture and Equipment: Furniture and equipment is stated at cost or fair market value at the date of contribution, net of accumulated depreciation. Depreciation is computed by the straight-line method over five years.

Income Taxes: The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company net income. The Company has no uncertain tax positions and tax returns for years prior to 2012 are no longer subject to examination by federal or state taxing authorities.

Date of Management Review: Subsequent events have been evaluated through February 25, 2016, which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015 the Company had net capital and net capital requirements of $2,498,669 and $250,000, respectively. The Company's net capital ratio was 1.4025 to 1. At December 31, 2014 the Company had net capital and net capital requirements of $1,775,032 and $309,643, respectively. The Company's net capital ratio was 2.6167 to 1.

NOTE C – INVESTMENT SECURITIES AND SHORT POSITIONS

At December 31, 2015 and 2014, the Company held the following investment securities and short positions:

Description:	Cost	Fair Value Level I	Fair Value Level II	Fair Value Total
December 31, 2015				
Investment Securities:				
Stocks & Mutual Funds	$ 22,185	$ 17,941	$ -	$ 17,941
Corporate Bonds	4,744		4,950	4,950
Certificates of Deposit	1,980		2,000	2,000
Foreign Currency	-	-	-	-
	$ 28,909	$ 17,941	$ 6,950	$ 24,891
Short Positions:				
Stocks & Mutual Funds	$ 3,000	$2,990	$ -	$ 2,990
Corporate Bonds	$ 22,281		$ 21,767	$ 21,767
Foreign Currency	6	6	-	6
	$ 25,287	$ 2,996	$ 21,767	$ 24,763
December 31, 2014				
Investment Securities:				
Stocks & Mutual Funds	$ 24,207	$ 23,144	$ -	$ 23,144
Government Securities	42,596	-	44,428	44,428
Corporate Bonds	-	-	-	-
Municipal Bonds	32,987	-	31,679	31,679
Certificates of Deposit	-	-	-	-
Foreign Currency	593	523	-	523
	$ 100,383	$ 23,667	$ 76,107	$ 99,774
Short Positions:				
Municipal Bonds	$ 10,205	$ -	$ 10,547	$ 10,547
Foreign Currency	2,667	2,823	-	2,823
	$ 12,872	$ 2,823	$ 10,547	$ 13,370

NOTE D – COMMITMENTS AND CONTINGENCIES

The Company leases its office space under operating lease agreements expiring July 31, 2017. Rent expense for the years ended December 31, 2015 and 2014 was $510,699 and $468,469, respectively, and is included in general and administrative expenses in the accompanying statement of income.

At December 31, 2015, the aggregate minimum rental commitments under these operating leases were as follows:

2016	510,000
2017	285,000

In the normal course of business, the Company can be named as a defendant in legal actions, including arbitration, and other litigation. The Company can also be subjected to investigations and proceedings by federal and state agencies and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. The Company believes that it has adequately provided for any potential liability which may result from any such activities.

NOTE E – OFF-BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customer's securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

As discussed in Note A, the Company invests its excess cash in money market funds with its clearing broker/dealer. These investments are insured by the Securities Investors Protection Corporation and by private insurance obtained by the clearing broker/dealer. Any amount not covered by such insurance is at risk due to this concentration of credit risk.

NOTE F – RELATED PARTY TRANSACTIONS

The Company shares its offices and certain of its employees with SB Value Partners, L.P. (SBV: a registered investment advisor). SBV is owned by the shareholders of the Company. SBV was paid advisory fees by customers of the Company of $1,348,433 and $1,885,132 respectively for the years ended December 31, 2015 and 2014. The Company is reimbursed for certain salary and administrative and travel costs by SBV. In addition, one of SBV's investment funds reimbursed the Company for certain salary and trading and clearing costs. The total reimbursed by SBV for salary costs was $714,400 and $1,186,294 respectively, and for administrative and

NOTE F – RELATED PARTY TRANSACTIONS, continued

travel costs was $197,678 and $256,084 respectively, for the years ended December 31, 2015 and 2014. The total reimbursed by SBV's investment fund for salary was $1,529,787 and $1,575,075 respectively, and for trading and clearing costs was $1,649,449 and $1,861,443 respectively for the years ended December 31, 2015 and 2014.

During the year ended December 31, 2011, the Company's parent company Investment Holdings Corporation, Inc. (IHC) received five million dollars as consideration and inducement to agree to allow its subsidiary to renew and extend its clearing agreement with Pershing LLC. If the Company terminates the clearing agreement, three million five hundred thousand dollars must be repaid to Pershing LLC with proportionally-reduced payments for the remaining four years. In consideration for the assignment of the right to receive these proceeds, IHC has assumed the obligation to pay the termination fee, if any. The Company, nor its parent company IHC, have no present intention to terminate the clearing agreement.

INVESTMENT PROFESSIONALS, INC.
Computation of Aggregate Indebtedness
and Net Capital Under Rule 15c3-1 – Schedule I
December 31, 2015 and 2014

	2015	2014
Aggregate indebtedness:		
Trade payable and accrued expenses	$ 3,754,439.	$ 4,894,643.
Less: reserves	250,000.	250,000.
Total aggregate indebtedness	$ 3,504,439.	$ 4,644,643.
Minimum required net capital	$ 250,000.	$ 309,643.
Net capital:		
Stockholders' equity	$ 5,403,485.	$ 5,231,855.
Deductions -		
Accounts receivable – clearance	698,384.	302,969.
Accounts receivable - other	933,124.	1,779,640.
Prepaid expenses and deposits	854,354.	898,998.
Furniture and equipment – net	387,355.	453,255.
Haircuts on securities owned	31,599.	21,961.
Net capital	2,498,669.	1,775,032.
Minimum required net capital	250,000.	309,643.
Capital in excess of minimum requirement	$ 2,248,669.	$ 1,465,389.
Ratio of aggregate indebtedness to net capital	1.4025 to 1	2.6167 to 1

There were no differences with amounts reported in Part IIA of form X-17A-5.

R. D. Harrison, CPA

Certified Public Accountant

Member American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Investment Professionals, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investment Professionals, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investment Professionals, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) Investment Professionals, Inc. stated that Investment Professionals, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Investment Professionals, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Professionals, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



R. D. Harrison, CPA
San Antonio, Texas

February 25, 2016

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

Investment Professionals, Inc.
Exemption Report
Year Ended December 31, 2015

To the best of our knowledge and belief, we are claiming exemption under Rule 15(c)3-3 of the Securities Exchange Act of 1934 under the following provision:

The Company claims exemption under rule 15(c)3-3, paragraph (k)(2)(ii) as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and §§240.17a-4, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions without exception throughout the year ended December 31, 2015.

Investment Professionals, Inc.

By 
Jay McAnelly, President

February 25, 2016

R. D. Harrison, CPA

Certified Public Accountant

Member American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Investment Professionals, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Investment Professionals Inc.'s compliance with the applicable instructions of Form SIPC-7. Investment Professionals, Inc.'s management is responsible for the Investment Professionals, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



R. D. Harrison, CPA
San Antonio, Texas

February 25, 2016

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2847*********************MIXED AADC 220
044786 FINRA DEC
INVESTMENT PROFESSIONALS INC
16414 SAN PEDRO AVE STE 150
SAN ANTONIO TX 78232-2224

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christine Walters (210)483-5098

2. A. General Assessment (item 2e from page 2) $ 84,841.70

B. Less payment made with SIPC-6 filed (exclude interest) (41,576.29)
7/30/2015
Date Paid

RECEIVED
DEC 28 2015

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 43,265.41

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 43,265.41

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Professionals, Inc.
(Name of Corporation, Partnership or other organization)

Christine M Walters
(Authorized Signature)

Dated the 26 day of February, 20 16.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 59,713,137
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	25,072,653
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	700,681
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	~~3,123~~
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	25,776,457
2d. SIPC Net Operating Revenues	$ 33,936,680
2e. General Assessment @ .0025	$ 84,841.70

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